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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

INFOSPACE, INC.

COMMON STOCK, $0.001 PAR VALUE

45678T 20 1

December 31, 2006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45678T 20 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Acorn Ventures IS, LLC, Acorn Ventures, Inc. and Rufus W. Lumry, III, Individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Washington Limited Liability Company/Washington Corporation/United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,792,553*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,792,553*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,553*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.7%**
12.	Type of Reporting Person (See Instructions) OO CO IN

*	Includes (1) 20,000 options held by Rufus W. Lumry and exercisable within 60 days of December 31, 2006, and (2) 1,375,022 shares of Common Stock issuable upon exercise of warrants held by Acorn Ventures IS, LLC and currently exercisable.

**	Based on shares outstanding as of November 3, 2006, as reported in InfoSpace Inc.’s most recently filed Quarterly Report on Form 10-Q.

Item 1.

(a) Name of Issuer InfoSpace, Inc.

(b) Address of Issuer’s Principal Executive Offices 601 108th Avenue NE, Suite 1200, Bellevue, WA 98004

Item 2.

(a) Name of Person Filing This Statement is filed by and on behalf of (a) Acorn Ventures IS, LLC, a Washington Limited Liability Company; (b) Acorn Ventures, Inc., a Washington corporation; and (c) Rufus W. Lumry III, the principal stockholder, sole director and President of Acorn Ventures, Inc. Acorn Ventures, Inc. is the sole member of Acorn Ventures IS, LLC. Mr. Lumry may be deemed to control both Acorn Ventures, Inc. and Acorn Ventures IS, LLC. The business address of each of the foregoing is 520 Plaza Bldg., 13228 NE 20th Street, Bldg. 1 – Suite 300, Bellevue, WA 98005

(b) Address of Principal Business Office or, if none, Residence 520 Plaza Bldg., 13228 NE 20th Street, Bldg. 1 – Suite 300, Bellevue, WA 98005

(c) Citizenship Washington Limited Liability Company/Washington Corporation/United States

(d) Title of Class of Securities Common Stock

(e) CUSIP Number 45678T 20 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,792,553.

(b) Percent of class: 5.7%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote . 0.

(ii) Shared power to vote or to direct the vote 1,792,553.

(iii) Sole power to dispose or to direct the disposition of . 0.

(iv) Shared power to dispose or to direct the disposition of 1,792,553.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007

Acorn Ventures IS, LLC By: Acorn Ventures, Inc., sole member

By:	/s/ Rufus W. Lumry, III
Rufus W. Lumry, III President, Acorn Ventures, Inc.

Acorn Ventures, Inc.

By:	/s/ Rufus W. Lumry, III
Rufus W. Lumry, III President, Acorn Ventures, Inc.

Rufus W. Lumry, III

By:	/s/ Rufus W. Lumry, III
Rufus W. Lumry, III